Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Sale of Common Stock	(62,688)	39.3059	02/25/2025
Purchase of Common Stock	16,500	38.7089	02/25/2025
Purchase of Common Stock	39,500	37.5007	02/26/2025
Purchase of Common Stock	6,500	37.1137	02/27/2025
Purchase of Common Stock	32,500	38.0469	02/28/2025
Purchase of Common Stock	32,000	36.8413	03/03/2025
Purchase of Common Stock	8,000	36.0817	03/05/2025
Purchase of Common Stock	2,000	36.1070	03/06/2025
Purchase of Common Stock	2,000	35.9100	03/07/2025
Purchase of Common Stock	5,000	33.7500	03/11/2025
Purchase of Common Stock	2,500	32.4812	03/14/2025